John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
2041 West 141st Terrace, Suite 119
Leawood, KS 66224
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

January 30, 2012 Mr. Houghton R. Hallock Jr. U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Re: The PFS Funds (the “Trust”) (File Nos. 811-09781 and 333-94671)

Dear Mr. Hallock:

     On November 14, 2011, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 32 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 32 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement. The Amendment was filed for the purpose of adding one new series to the Trust – the Outfitter Fund (the “Fund”).

     On January 4, 2012, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Summary Section – Fees and Expenses

1. Comment: Please move the last parenthetical from behind the word “redeemed” to behind the word “less.”

    Response: The Trust has revised the disclosure as you have requested.

Mr. Houghton R. Hallock Jr. U.S. Securities and Exchange Commission January 30, 2012

Summary Section – Principal Investment Strategy of the Fund

2. Comment: Please make the word “strategy” plural.

    Response: The Trust has revised the disclosure as you have requested.

3. Comment: The first sentence in this section repeats the Fund’s objective. Please delete this.

    Response: The Trust has revised the disclosure as you have requested.

4. Comment: The last sentence in this section states that the Fund “will not concentrate in any particular industry.” Please add to this: “or group of industries.”

    Response: The Trust has revised the disclosure as you have requested.

5. Comment: The investment strategy of the Fund is very broad. Please consider narrowing the strategy in this section or in the Item 9 disclosure toward the back of the prospectus.

    Response: The investment strategy is intended to be broad and describes the way the Adviser intends to manage the portfolio and, as such, the Trust has not revised the disclosure in this section.

Summary Prospectus – Principal Risks of Investing in the Fund

6. Comment: If Mr. Peress is the only portfolio manager at the Adviser please add a risk to the effect that he is a sole owner and the portfolio may be difficult to manage should he depart the firm.

    Response: The Trust has revised the disclosure as you have requested.

7. Comment: The risk section lists small and mid-capitalization companies but they are not disclosed as part of the principal investment strategies. Please clarify.

    Response: The first sentence in the principal investment strategies section states that the Fund “invests primarily in domestic & international common stocks of large, mid and small capitalization companies …” As such, the Trust has not added any additional disclosure.

8. Comment: The risk disclosure following the fixed income securities risks lists other risks also related to fixed income securities such as interest rate risk, credit risk, and high-yield risk. Consider combining these into one risk section on fixed income securities. Additionally, please confirm if high-yield risk is a principal risk as the principal investment strategies section does not discuss investments in high-yield securities.

    Response: The Trust has revised the disclosure as you have requested.

9. Comment: The “undervalued securities risk” does not seem to fit within the Fund’s principal investment strategies. Please clarify this.

Mr. Houghton R. Hallock Jr. U.S. Securities and Exchange Commission January 30, 2012

      Response: The Trust has revised the disclosure as you have requested.

10. Comment: Please confirm that exchange-traded funds are part of the Fund’s principal investment strategies. Clarify also if the reference to exchange-traded funds includes both fixed income and stock exchange-traded funds (“ETFs”).

      Response: The Adviser confirms that investing in ETFs is part of the Fund’s principal investment strategies and that such investments may include both fixed income and stock ETFs.

Taxes

11. Comment: Please update the reference to cost basis accounting to reflect the method selected.

      Response: The Trust has revised the disclosure as you have requested.

Statement of Additional Information

Description of the Trust and the Fund

12. Comment: The third paragraph in this section discusses the ability of the Trustees to subdivide any series of shares or fund into various sub-series of shares. Please confirm that this is consistent with the Trust’s charter documents.

     Response: The Trust has revised the language to more closely reflect the provisions of the Trust’ charter documents.

Trustees and Officers

13. Comment: Consider if the family relationship between Ross Provence and Jeff Provence should be disclosed in this table.

     Response: The Trust has revised the disclosure as you have requested.

*               *                *

Mr. Houghton R. Hallock Jr. U.S. Securities and Exchange Commission January 30, 2012

The Trust acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
  The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

                                                    Sincerely,

                                                   /s/ John H. Lively

                                                   On behalf of The Law Offices of John H. Lively & Associates, Inc.
                                                   A member firm of The 1940 Act Law GroupTM

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